AquiPor Technologies, Inc.

ANNUAL REPORT

905 W. Riverside Ave. Spokane, WA 99201

Spokane, WA 99223

(509) 435-5111

https://aquipor.com/

This Annual Report is dated April 27, 2023.

BUSINESS

AquiPor is developing permeable concrete technology and engineering solutions for stormwater management, groundwater recharge, and flood mitigation. The Company is developing its business model to be that of a project contractor, focused on the engineering, procurement, and construction management of green infrastructure projects.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,395,400.00

Number of Securities Sold: 5,088,178

Use of proceeds: R&D and Product & Market Development

Date: March 03, 2020

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,069,100.91

Number of Securities Sold: 1,045,938

Use of proceeds: Operating expenses and R&D.

Date: September 23, 2020

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,547,586.00

Number of Securities Sold: 519,377

Use of proceeds: R&D, Proof of Concept

Date: August 24, 2022

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021:

Revenue

For all intents and purposes, AquiPor is a pre-revenue company focusing on R&D for new porous concrete technologies and engineering solutions, as well as market development for those technologies. Our revenue for fiscal year 2022 was $0.

As such, there were no cost of sales or gross margins to report in 2022.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing expenses, fees for professional services and patents, research and development expenses and expenses pertaining to licensing and royalty payments. Total operating expenses in fiscal year 2022 were $692,383 compared to $647,164 in 2021. The increase was primarily due to an increase in marketing expenses and professional services pertaining to a Reg CF capital raise in 2022.

Most operating expenses are associated in some manner with either research and development, technology licensing, or financing acquisition. For fiscal year 2022, the Company's net income (loss) was $698,316 as compared to a net income loss of $653,386 in 2021.

Historical results and cash flows:

Historical results and cash flows from prior years may be expected in the future, as R&D activities continue. It can be expected that stock-based compensation will increase as key hires are made and cash flows from financing activities may also increase.

In the future, we anticipate that historical cash flows will not be representative of future cash flows as we begin growing revenues and expect to have positive net income in the future.

For fiscal year 2022, net cash used by operating activities was $(737,989) compared to $(901,605) in fiscal year 2021. This is primarily due to technology licensing use option payments made in 2021.

Our net cash provided by financing activities was $746,647 in fiscal year 2022 compared to $694,058 in 2021. The increase was due to the increased sale of common shares, net costs, in 2022.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $268,588.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Yellow Core, LLC

Amount Owed: $3,200.00

Interest Rate: 3.5%

Maturity Date: December 31, 2026

Creditor: Petra World, LLC

Amount Owed: $79,047.00

Interest Rate: 3.5%

Maturity Date: December 31, 2025

Creditor: U.S. Bank

Amount Owed: $22,500.00

Interest Rate: 24.99%

Maturity Date: December 31, 2030

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Greg Johnson

Greg Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer & Director

Dates of Service: January, 2016 - Present

Responsibilities: To direct and evolve our company's market and business development strategy, oversee product R&D, direct fundraising efforts, budget, and allocate capital for Company objectives.

Name: Randy Squires

Randy Squires's current primary role is with Partition Specialties. Randy Squires currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2019 - Present

Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

Employer: Partition Specialties

Title: President

Dates of Service: January, 1998 - Present

Responsibilities: Oversees all operations.

Name: David Martin

David Martin's current primary role is with Retired. David Martin currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2019 - Present

Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

Employer: Retired

Title: COO

Dates of Service: January, 2009 - December, 2019

Responsibilities: Oversaw all operations of Valley Hospital.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each

named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: JKS International, LLC (Greg Johnson, Managing Member - 21% - Membership Interests of JKS International, LLC & Kevin Kunz - 22% - Membership Interests of JKS International, LLC)

Amount and nature of Beneficial ownership: 5,595,455

Percent of class: 30.3

Title of class: Common Stock

Stockholder Name: Frontier Assets, LLC (Matthew F. Russell - 50% - Membership Interests of Frontier Assets, LLC),

Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 24.3

RELATED PARTY TRANSACTIONS

Name of Entity: Yellow Core, LLC

Names of 20% owners: Matthew F. Russell

Relationship to Company: Matthew Russell is majority owner of Yellow Core, LLC, owns greater than 10% stock in AquiPor, and is also the inventor of AquiPor's technologies.

Nature / amount of interest in the transaction: The Company has received some of its financing in the form of a loan from Yellow Core, LLC, a related party, in the amount of $3,200. It is a long-term note with interest payments beginning 12/31/2024, and a loan maturity date of 12/31/2026. The interest rate is set at 3.5% APR.

Material Terms: Loan amount: $3,200. Interest rate: 3.5%. Maturity date is 12/31/2026 with interest only payments beginning 12/31/2024.

Name of Entity: Petra World, LLC

Names of 20% owners: Matthew Russell

Relationship to Company: Matthew Russell owns greater than 20% of Petra shares, owns

greater than 10% of AquiPor's shares, and is also the inventor of AquiPor's licensed technologies

Nature / amount of interest in the transaction: Petra World, LLC is a related party that of which Matthew Russell, a shareholder in AquiPor, owns the majority of shares. Petra World made five loans to AquiPor in 2018 to support R&D efforts. The outstanding principal owed to Petra World, LLC is $79,047.

Material Terms: Loan amount: $79,047. Interest rate: 3.5%. Maturity date: 12/31/2025.

OUR SECURITIES

Common Stock

The amount of security authorized is 90,000,000 with a total of 16,821,534 common shares outstanding, 1,044,319 stock options granted, and 566,000 stock warrants granted.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Voting Rights

Shareholder Voting Requirements for Certain Transactions. To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation’s assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of

all the votes entitled to be cast by that voting group.

Stock Options and Stock Warrants

AquiPor has declared an option pool of 1,500,000 shares of common stock for existing and future employees, advisers, and contractors. Of the current pool, 632,500 options have been granted and are fully vested pursuant to the Company's stock option plan. Of the current pool, an additional 406,819 options have been reserved but have yet to be granted.

The Company has also granted 566,000 stock warrants which have also fully vested.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

Not currently designated.

Material Rights

The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of the Articles of Incorporation, as determined from time to time by the Board of Directors.

As of May 2021, the Board has not designed any series or class of preferred stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns

being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering common stock in the amount of up to $3,500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some

of the plans outlined in “Use of Proceeds.” We may not have enough capital as needed and may be required to raise more capital. We may need access to credit in order to support our working capital requirements as we grow. It may be difficult to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share, resulting in dilution. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Furthermore, due to the market novelty of AquiPor’s permeable concrete and stormwater management engineering technologies, estimating future project and product revenues and costs is a difficult process. Future market acceptance of AquiPor’s EPCM business model and permeable products, as well as what customers are willing to pay, cannot be adequately estimated at this time. Therefore, our financial and economic models are based only on revenue and cost information that we can support. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational product or service for the Company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination

that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products The Company's products and services are currently under development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance. Developing new products and technologies entails significant risks and uncertainties We are currently in the proof-of-concept stage of our venture. Delays or cost overruns in the development of our technologies, and/or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority shareholder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and your investment could be lost. Even if the Company sells all the common stock in the offering, the Company will likely need to raise more funds in the future to grow. If the Company is unsuccessful raising more capital, the risk of failure is high. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based purely on assumptions. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing

equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits AquiPor Technologies, Inc. was formed on October 21, 2015 and has been primarily engaged in Research & Development since its inception. Accordingly, the Company has not yet taken its product to market and has no sales history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises, and additional risks associated with technology development. To date, we have incurred a net loss and have had extremely limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. We are an early stage company and have limited revenue and operating history The Company has a short history, and effectively no revenue. If you are investing in this company, it’s because you think that AquiPor's technologies and product concepts are a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns licensing rights to patents and patents-pending, certain trade secrets, trademarks, copyrights, and internet domain names. We believe one of the most valuable components of the Company is our array of intellectual properties. Competitors may misappropriate or violate the rights owned by the Company. We intend to continue to protect our intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval’s that might be vulnerable One of the Company's most valuable assets is its licensing rights to sensitive patents and patents pending. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations and it is important to note that unforeseeable costs associated with such practices may be costly. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our technology rights without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our technology rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our licensing rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent licensing rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property,

reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products and services is dependent on outside government regulation, such as federal, state, and local regulatory bodies and their laws. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including providing technology, engineering, manufacturing, construction, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks Even though we are not an internet-based business, we may still be vulnerable to hackers who may access our proprietary data. Any cyber attack on AquiPor Technologies, Inc. could disrupt our business and materially negatively impact our financial condition and business. Significant Capital Requirements; Future Need for Additional Financing. The Company's capital requirements will continue to be significant and there can be no assurance that the Company will achieve any significant revenues in the foreseeable future. Since its inception, the Company has been substantially dependent upon contributions from its founders. The Company anticipates that the net proceeds of its offering will only be sufficient to fund the development and marketing of a prototype product (assuming the sale of all of the Shares offered hereby). If less than the maximum number of Shares of Common Stock offered hereby are sold, or if the Company has miscalculated the financial resources required to complete the task, the Company will be unable to launch its product without additional financing. The Company has no current arrangements with respect to, or potential sources of, additional financing. There can be no assurance that any additional financing will be available to the Company when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Company, requiring it to curtail in possible cease its operations. A prospective purchaser of Shares should also be aware that, even if the Company were to

succeed in raising financing through a public offering or any other sale of any equity or convertible debt securities, such a financing will likely dilute the interest of the Company's then-existing shareholders (including the holders of Common Stock). Unreliability of Projections If the Investor has been provided with projections, forecasts and models (the "Projections") of the Company's future performance, the assumptions and estimates underlying the Projections are inherently uncertain and, though they may be considered reasonable by the Company, are subject to significant business, economic, and competitive uncertainties, many of which are beyond the control of the Company. The Projections assume, among other things, that the Company completes the Offering and obtains $3,930,000.80 in proceeds therefrom. If the Company fails to complete the Offering in full or fails to realize its projected sales in the time frames projected, the Company is unlikely to meet the fiscal performance anticipated in the Projections. In any event, even if the company raises $4,000,000 in the Offering, there can be no assurance that the Projections will be realized. The Company's actual results in the future will vary from the Projections and those variations may be material. The Company does not intend to update the Projections. Unproven Products The Company's products and services are in the early stages of development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance. Developing Market; Rapid Technological Changes and New Products The market for our products and services is rapidly evolving and is characterized by evolving standards and customer demands and an increasing number of market entrants who have introduced or developed technologies for new green concrete technologies, porous pavements, and stormwater management solutions. Our future success will depend to some extent on the features and reliability of our products and services in response to both evolving demands of the marketplace and competitive product offerings. Consequently, there can be no assurance that we will be successful in developing, marketing or integrated such products or services into the market. Reliance on 3rd Party Technology and Engineering Partners and Sole Inventor. AquiPor's technology and engineering rights are licensed from a sole inventor, Matthew Russell. Mr. Russell has been contracted by AquiPor to invent and develop the Company's technologies. Mr. Russell is a significant shareholder in AquiPor, as well as other related parties to the Company. Therefore, the success of the Company is largely dependent on the performance of Mr. Russell as well as the performance of third parties for its main technologies, products and services. Any disruption to the performance or solvency of these parties could have an adverse result on the Company. Retention of Control by Present Stockholders As of March 15, 2021 the Company's founders and executive officers own, of record and beneficially, a majority of the Company's issued and outstanding Common Stock (10,095,455 Shares). The Company's founders will therefore remain in effective control of the company with the ability to elect all of the Company's directors and to authorize certain corporate transactions which require stockholder approval, in each case without concurrence of the Company's minority stockholders (including holders of Common Stock). Lack of Marketability and Liquidity of the Common Stock The shares being sold in this offering are illiquid. There is no public market for the Common Stock into which such Stock is convertible, and there can be no assurance that a public market for the Common Stock will ever develop. Consequently, investors should be prepared to remain shareholders of the Company indefinitely. The Common Stock into which it is convertible has been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws. The Company has no present intention to register the Common Stock issuable upon conversion thereof under the Act or state securities laws. The Common Stock issuable upon

conversion thereof may be sold or transferred except pursuant to either: (A) an effective registration statement under the Act and any applicable state securities laws; or (B) an opinion of counsel satisfactory to the Company to the effect that such registration is not required. Intense Competitions; Limited Effect of Laws Protecting Proprietary Technology The market for new technologies in the building materials industry is competitive. The industry is generally risk averse. Many of the Company's competitors are established enterprises that possess greater name recognition, established customer bases and significantly greater financial, technical and marketing resources than the Company. The Company is relying upon patent and trade secret law to protect its technology and there can be no assurance that such laws will prevent competitors from appropriating the Company's technology or products. Proprietary Rights and Risk of Infringement The Company relies primarily on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technological leadership position. The Company seeks to protect its licensed patents and patents pending, software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology. The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements, such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, financial condition and results of operations would be materially and adversely affected. New Technology Acquisitions The Company is currently negotiating an option to acquire the licenses to proprietary concrete, utility, and water distribution technologies. The long term viability of these new technologies cannot be guaranteed and the terms of these licensing agreements may require compensation which includes a combination of cash and equity, which will be negotiated on a best efforts basis, but could result in shareholder dilution. Licensing Agreements AquiPor has entered into a Licensing Agreement with RJSK, L.L.C., a Washington state Limited Liability Company. Said license includes the technology, processes, and know-how related to U.S. Patent No. 9,943,791, entitled Unitized Formed Construction Materials and Methods for Making the Same, the Continuation-In-Part Patent Application No. 16/602,641, as well as the technology, processes, and know-how related to U.S. Patent No. 10,106,463 entitled Mineral Based Porous Sand and Methods for Making Mineral Based Porous Sand, the U.S. Patent 10,486, 984 entitled Road Surface Covering System, and International Application No. PCT/U.S. 1,600,087; all specifically for use in permeable pavers or novel permeable hardscape drainage materials for use in stormwater management. Per the licensing agreement, AquiPor is to pay a running royalty of 10% of net sales for each product sold, or an annual minimum royalty of $25,000. AquiPor has also paid for

an option to license novel concrete technologies and the Engineering, Procurement, Construction Management rights to new multi-utility infrastructure technologies. These technologies are unproven and subject to further proof-of-concept and third party validation. The option agreement is with Matthew Russell, an inventor and large shareholder of AquiPor and other related parties to the Company. Dependence Upon Key Personnel. The Company's success will depend largely upon the performance of its founder and executive officer, GREG JOHNSON. The loss of the services of any of these individuals would have a materially adverse effect on the company. In addition, the company will need to attract and retain skilled and experienced sales and technical staff to successfully accomplish its business plan. Competition for experienced personnel in the materials science and technology industries is intense. In the event that the Company is unable to attract and retain additional skilled staff, or if the Company loses the services of any of its key personnel, there can be no assurance that they could be easily replaced by individuals with similar contacts, experience and skills. Recruiting and Retaining Technical Personnel. Our success depends to large part upon our ability to recruit and retain highly skilled workers, both as employees and as independent contractors. Additionally, we believe that the technological and creative skills of our personnel are essential to establishing and maintaining a leadership position, particularly in light of the fact that our intellectual property, once sold to the public market, may be replicated. The competition for such personnel is intense, and we may not be successful in retaining or recruiting such personnel. In seeking qualified personnel, we are required to compete with companies having greater financial and other resources than our Company. In addition, we may need to substantially increase the compensation, bonuses, stock options or other fringe benefits offered to employees in order to attract and retain such personnel. The additional costs that may be incurred in retaining or attracting new personnel may have a material adverse affect on our product launches and its operating results, as well as additional dilution to shareholders. Rapid Technological Change. To remain competitive, the Company must develop new products and enhance and improve its exiting products and components. New building materials are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing proprietary technology and systems obsolete. The Company's success will depend, in part, on its and its inventor's ability to develop or license state of the art technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. There can be no assurance that the Company will be successful in continuing to develop and market on a timely and cost-effective basis fully functional product enhancements or new products that respond to technological advances by others, or that it is enhanced and new products will achieve market acceptance. If the Company is unable, for technical, legal, financial or other reasons, to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, financial condition and results of operations. Reliance on Private Project Financing The Company's business model will rely on both private and public project financing. Therefore, the Company's early success will depend on certain financial market conditions and factors not necessarily in its control. Adverse market conditions may cause delays and the Company's inability to deliver projects in a timely manner. Arbitrary Price of Conversion Shares. The price of the Common Stock offered hereby bears no relationship to the Company's assets, book value, potential earnings or any other recognized

criteria of value. Factors considered in calculating the per share price were the business in which the Company proposes to engage, estimates of the business potential of the company, an assessment of the Company’s management, the general condition of the securities markets, the demand for similar securities of comparable companies and other factors believed by the company’s management to be relevant. We Do Not Expect to Pay Dividends in the Near Term and the Offering Price of the Shares Is Not Based on Quantifiable Measures of Value. The Company does not anticipate payment of any cash dividends on its Common Stock in the near term. The Offering Price of the Shares has been determined by valuation metrics performed by the Company and bears no relationship to the Company’s assets or book value. New Construction Material Risk AquiPor's porous concrete products are considered new and novel in the construction industry. The construction industry is generally risk averse to new products and technologies. New products are subject to stringent testing and standardization. AquiPor's products may fall short of the required testing and standards required by the industry and may not be adopted. Reliance on External Material Suppliers and Distributors AquiPor's products are made from materials and ingredients sourced from various industries. The Company relies on a third party distributor to secure the raw materials needed for its products. Therefore, the Company's capacity to manufacture, and the Company's final product costs, are in large part subject to its distributor's ability to negotiate, secure, and deliver these raw materials for production. Any supply chain or cost disruptions could adversely and materially affect the Company's ability to operate in the future.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2023.

AquiPor Technologies, Inc.

By /s/Greg Johnson

Name: AquiPor Technologies, Inc.

Title: CEO and President

Exhibit A

FINANCIAL STATEMENTS

AQUIPOR TECHNOLOGIES, INC.
Spokane, Washington

FINANCIAL STATEMENTS WITH INDEPENDENT AUDITOR'S REPORT
December 31, 2022 and 2021

AQUIPOR TECHNOLOGIES, INC.
Spokane, Washington

FINANCIAL STATEMENTS WITH
INDEPENDENT AUDITOR'S REPORT
December 31, 2022 and 2021

TABLE OF CONTENTS

F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
Aquipor Technologies, Inc.
Spokane, Washington

Opinion

We have audited the financial statements of Aquipor Technologies, Inc. ("the Company") (a Washington corporation), which comprise the statements of financial position as of December 31, 2022 and 2021 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Aquipor Technologies, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aquipor Technologies, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 9 to the financial statements, the Company's previously issued financial statements for the year ending December 31, 2021 have been restated to correct for a material misstatement related to the Company's equity financing in the year ending December 31, 2020. Our opinion is not modified with respect to this matter.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has an accumulated deficit, net losses, and negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aquipor Technologies, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aquipor Technologies, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aquipor Technologies, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 20, 2023

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF FINANCIAL POSITION
As of December 31, 2022 and 2021 (Restated)

ASSETS

	2022	2021
CURRENT ASSETS:		
Cash and cash equivalents		
Unrestricted	$ 268,588	$ 163,169
Restricted	-	96,761
Total cash and cash equivalents	268,588	259,930
Prepaid expenses	10,253	23,253
Total current assets	278,841	283,183
PROPERTY, PLANT AND EQUIPMENT		
Equipment, net of accumulated depreciation	-	-
LONG-TERM ASSETS:		
Technology licensing use option payments	282,500	250,000
Due from related parties	67,962	67,962
Interest receivable	19,847	17,468
Total long-term assets	370,309	335,430
TOTAL ASSETS	$ 649,150	$ 618,613

LIABILITIES AND STOCKHOLDERS' EQUITY

	2022	2021
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 33,946	$ 53,201
Due to related parties	7,000	-
Notes payable	4,184	12,602
Total current liabilities	45,130	65,803
LONG-TERM LIABILITIES:		
Due to related parties	82,247	82,247
Accrued interest	16,228	13,349
Total long-term liabilities	98,475	95,596
Total liabilities	143,605	161,399
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Common stock ($.001 par): 90,000,000 authorized, 16,821,534 and 16,495,337 issued and outstanding as of 2022 and 2021, respectively	16,822	16,495
Preferred stock ($.001 par): 10,000,000 authorized, None outstanding	-	-
Additional paid-in capital:		
Common stock	3,819,004	3,072,684
Stock warrants	628,912	628,912
Total additional paid-in capital	4,447,916	3,701,596
Retained earnings (deficit)	(3,959,193)	(3,260,877)
Total stockholders' equity	505,545	457,214
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 649,150	$ 618,613

See the accompanying notes to these financial statements.

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2022 and 2021

	2022	2021
OPERATING EXPENSES		
Professional services	$ 44,505	$ 23,725
Engineering Expense	20,262	42,699
Patenting services	-	12,500
Payroll to benefits	253,783	252,738
Depreciation	-	405
Royalty fees	25,000	25,000
Insurance	12,304	2,051
Marketing	296,480	274,089
Escrow management fees	10,885	-
General and administrative	29,164	13,957
Total operating expenses	692,383	647,164
Total income (loss) from operations	(692,383)	(647,164)
OTHER INCOME (EXPENSES)		
Interest income	2,379	1,530
Interest expense	(8,312)	(7,752)
Total other income (expenses)	(5,933)	(6,222)
NET INCOME (LOSS)	$ (698,316)	$ (653,386)
EARNINGS (LOSSES) PER SHARE OUTSTANDING:		
Basic and diluted	$ (0.04)	$ (0.04)
WEIGHTED-AVG. COMMON SHARES OUTSTANDING:		
Basic and diluted	16,656,161	16,241,085

See the accompanying notes to these financial statements.

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2022 and 2021 (Restated)

	Common Stock - Shares Issued	Common Stock - Dollars, $.001 par	Paid-in Capital in Excess of Par	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance as of January 1, 2021	16,134,119	$ 16,134	$ 2,983,696	$ (2,607,491)	$ 392,339
Issued Shares for Cash, net of costs *	361,218	361	717,900		718,261
Issued Stock Warrants for Services	-	-	-		-
Net Income (Loss)				(653,386)	(653,386)
Balance as of December 31, 2021	16,495,337	16,495	3,701,596	(3,260,877)	457,214
Issued Shares for Cash, net of costs*	326,197	327	746,320		746,647
Issued Stock Warrants for Services	-	-	-		-
Net Income (Loss)				(698,316)	(698,316)
Balance as of December 31, 2022	16,821,534	$ 16,822	$ 4,447,916	$ (3,959,193)	$ 505,545

*See additional disclosure at Note 8 of the accompanying notes to these financial statements.

See the accompanying notes to these financial statements.

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021 (Restated)

	2022	2021
CASH FLOWS FROM OPERATIONS:		
Net income (loss)	$ (698,316)	$ (653,386)
Adjustment to reconcile net loss to net cash and cash equivalents provided by operating activities:		
Depreciation	-	405
Net (increase) decrease in assets:		
Prepaid expenses	13,000	(23,253)
Technology licensing use option payments	(32,500)	(250,000)
Interest receivable	(2,379)	(1,530)
Net increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(19,255)	12,621
Due to related parties - short-term	7,000	-
Notes payable - short-term	(8,418)	12,602
Accrued interest	2,879	936
Net cash used by operating activities	(737,989)	(901,605)
CASH FLOWS FROM INVESTING ACTIVITIES		
Disbursement for long-term related party receivables	-	(30,000)
Net cash used by financing activities	-	(30,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sales of common shares, net of costs	746,647	718,261
Payments for long-term related party payables	-	(24,203)
Net cash provided by financing activities	746,647	694,058
CHANGE IN CASH AND RESTRICTED CASH	8,658	(237,547)
CASH BALANCE - Beginning of year	259,930	497,477
CASH BALANCE - End of year	$ 268,588	$ 259,930
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 5,433	$ 4,858
Income taxes	$ -	$ -

See the accompanying notes to these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

AquiPor Technologies, Inc. (the "Company" or "AquiPor") is a corporation organized October 21, 2015 under the laws of Washington State. The Company is currently in a material science technological development, patenting, and feasibility stage of growth. The future principal activities of the Company will consist of licensing various hardscape technologies, including brick, concrete, and permeable hardscape technologies, and providing supporting technical services to licensee customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation: The accompanying financial statements were prepared using the accrual basis of accounting with a calendar year end of December 31.

Use of Estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fair Value of Financial Instruments: Pursuant to ASC 820, Fair Value Measurements and Disclosures, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

All financial instruments of the Company are recognized at historical cost, which approximates fair value due to the short maturities of those instruments. Financial instruments within the Company currently consist of only short and long-term loans between related parties with either interest free or low interest requirements. Consequently, there is no significant risk related to the presence of financial instruments or significant interest risk present within the Company.

Cash and Cash Equivalents: For purposes of the Statement of Cash Flows, the Company considers all highly-liquid investments acquired with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Restricted Cash: Restricted cash consists of cash and cash equivalents owned, but not accessible, by the company as of year-end. Restricted cash as of the years ending December 31, 2022 and 2021 is $-0- and $96,761, respectively. In the year ending December 31, 2021, all restricted cash was held by StartEngine as escrow amounts held back from AquiPor's crowdfund offering for the years ending December 31, 2021 and 2020.

Property and Equipment: Property and equipment, which are carried at cost, are being depreciated using the Double-Declining Balance method over the estimated useful lives of the assets (see also Note 4).

Advertising Costs: Advertising/marketing costs are charged to operations when incurred. Marketing costs related to advertising for equity financing are reported in the period they are incurred.

Research and Development: The Company is currently in a material science technological development, patenting, and feasibility stage of growth and is pursuing significant capital financing to fund future endeavors. Consequently, the Company's primary operations consist of assisting related parties in the development and research of various hardscape technologies and patents. Therefore, all operating expenses are associated in some manner with either research and development or financing acquisition. Supplies expense consists of any expenses consumed and that directly assist in the development of hardscape technologies and patents, and these expenses are expensed as incurred.

Stock-Based Compensation: The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of ASC 718. Stock-based compensation cost is measure at the grant date based on the fair value of the compensation and is expensed

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

ratably over the service period (the option vesting period). The Company uses the Black-Scholes option pricing model to determine the stock options' fair value (see also Note 8).

Earnings (Losses) per Share: The Company has distributed common stock and stock warrants to two employees. Basic Earnings per Share (EPS) is calculated as the net loss divided by the weighted average of common shares outstanding for the period. As of December 31, 2022 and 2021, Diluted EPS will equal Basic EPS because potentially dilutive shares would be considered anti-dilutive in both periods. An anti-dilutive effect occurs because of the presence of a net loss.

Income Taxes: The Company is subject to both Federal tax laws and State tax laws in Washington. Thus, the Company will owe no state income taxes in Washington but will pay Federal income taxes if revenue is recognized or expected to be recognized in future periods. The tax years since inception are still open to examination by taxing authorities, given the statute of limitations has not yet passed.

The Company accounts for income taxes pursuant to the guidance in ASC 740. Under this method, the Company will report as an expense of the period only the cost of current income taxes for that period, determined in accordance with the rules established by taxation authorities (also see Note 3).

Recent Accounting Pronouncements: In June 2016, the FASB issued an accounting pronouncement (FASB ASU 2016-13) to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2022. The Company is currently in the process of evaluating the effects of this pronouncement on the financial statements and expects no material impacts.

NOTE 3 - INCOME TAXES:

It is expected the net operating losses recognized by the Company in the year ending December 31, 2022 (estimated at $698,316) and 2021 ($653,386), combined with prior year NOLs of $2,105,728, will be used to offset future taxable income. Using an estimated corporate tax rate of 21%, our estimated deferred tax assets related to our net operating loss carryforwards are $726,000 and $579,400 as of December 31, 2022 and 2021, respectively. Because of the uncertainty of our ability to recognize these benefits in future periods, a full valuation allowance has been recorded for each of the years ending December 31, 2022 and 2021.

The Tax Cuts and Job Acts has altered the prior implementation of Net Operating Losses (NOLs) in reducing taxable income in past and future periods. NOLs occurring after the 2017 tax year can no longer be carried back two years prior to being carried forward twenty years, and the twenty-year carryforward limit has been changed to an indefinite time period. Additionally,

NOTE 3 - INCOME TAXES (Continued):

NOLs occurring after the 2017 tax year, although able to be carried forward indefinitely, can only offset 80% of taxable income in future periods. NOLs resulting from tax years prior to the 2018 tax year may continue to operate under the past tax law.

NOTE 4 - PROPERTY AND EQUIPMENT:

As of December 31, 2022 and 2021, property and equipment is summarized as follows:

		2022	2021
Equipment	5 years	$ -	$ 7,026
Less: Accumulated depreciation		-	(7,026)
		$ -	$ -

As of December 31, 2022, all fully depreciated property and equipment has been disposed of.

NOTE 5 - RELATED PARTY TRANSACTIONS AND LICENSING AGREEMENTS:

The Company owns the exclusive worldwide license to specified technologies and processes, per a license agreement with RJSK, LLC (“RJSK”). RJSK and Yellow Core Holdings, LLC (“Yellow Core”) are related parties to AquiPor. These companies are controlled and managed by Matthew Russell, a significant AquiPor shareholder and technology researcher.

In the year ending December 31, 2021, AquiPor entered into an option agreement with Matthew Russell to negotiate best efforts, with no guarantees, a conditional first right of offer to engineer, procure, and manage construction (EPCM) of a mixed utility approach, owned by Matthew Russell, to certain green infrastructure projects in the United States. Compensation for the U.S. first right of EPCM and brand market is expected to be a combination of cash and equity. Option payments made to Matthew Russell in the years ending December 31, 2022 and 2021 amount to $32,500 and $250,000, respectively. These payments may be deducted from the future exercise price but will be forfeited if an option exercise price and terms are not successfully negotiated. These payments have been accrued as a long-term asset and will be expensed in future periods.

JKS International, LLC (“JKS”) and Frontier Assets, LLC (“Frontier”) are holding companies that represent majority shareholders in AquiPor. These companies are related parties. JKS is managed by Greg Johnson, an officer and shareholder in AquiPor.

AquiPor has made two loans to JKS, totaling $1,600. These loans were set up to accrue interest at 3.5% annually and the loans mature on December 31, 2026.

NOTE 5 - RELATED PARTY TRANSACTIONS AND LICENSING AGREEMENTS (Continued):

AquiPor made a loan to Frontier totaling $7,500 in 2018. This loan is set up to accrue interest at 3.5% annually and matures February 20, 2028.

RJSK and the Company, and Yellow Core and the Company, have agreed to co-develop certain intellectual properties and technologies. AquiPor made several loans to RJSK and Yellow Core, both of which are related parties, beginning in 2016 to cover patenting and Research and Development expenses as it pertains to applicable technologies to the Company. Both companies agree that these loans may convert to credits to pay for licensing fees in the future. AquiPor has a licensing agreement in place with RJSK with a fee of $300,000 that was owed and paid in 2020 to RJSK upon successful fundraising of $1,000,000. Additionally, minimum royalty fee obligations are $25,000 per year. In accordance with the minimum royalty fee obligation, for the year ending December 31, 2022, AquiPor has $7,000 of outstanding royalty fees owed to RJSK.

AquiPor had made loans to RJSK totaling $122,393 over time. As of December 31, 2022, the current balance outstanding is $1,050 following payments made in October 2020. This loan is set up to accrue interest at 3.5% annually and matures on December 31, 2026.

AquiPor has made various loans to Yellow Core over time that total $27,813. These loans were set up to accrue interest at 3.5% annually, with interest-only payments to begin in 2027. Prior to the Company's current option agreement with Matthew Russell, Yellow Core and AquiPor had a technology option agreement in place with similar terms to the Company's current agreement with Matthew Russell. Prior to the exercise of this option, Yellow Core rolled out a portion of its technology rights related to the option into a Washington State C Corporation, BW-IGC, Inc. ("IGC").

The option agreement between AquiPor and Yellow Core has since been terminated, and Yellow Core's debt obligation to AquiPor, including the principal balance and accrued interest, was transferred, with the previously mentioned technology rights, to IGC. IGC is a related party to AquiPor, and it serves as AquiPor's exclusive concrete material supplier. As of the year ending December 31, 2022, the balance due to AquiPor is $27,813 with interest accruing at 3.5% annually and a maturity date of March 28, 2026.

An additional short-term loan of $7,500 with no interest was extended to IGC in February 2022. This amount was fully repaid by IGC in March 2022.

In October 2021, AquiPor extended a long-term note to a related party, Assanka Design, LLC, amounting to $30,000. AquiPor and Assanka Design are exploring a potential joint venture and the funds are to be used by Assanka Design for proof-of-concept purposes for a new technology. Interest is accrued at 3.5% annually, and the note matures December 31, 2025.

NOTE 6 - GOING CONCERN:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $3,959,193, and has not launched principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 7 - FINANCING ARRANGEMENTS:

The Company has received some of its financing in the form of loans from related entities. Yellow Core, a related party, has extended to the Company a $3,200 long-term note with interest payments set to begin accruing on January 1, 2019 at a 3.5% annual rate and a loan payback date of January 1, 2021. Per a loan refinancing agreement, the loan’s maturity date is December 31, 2026 with interest-only loan payments beginning December 31, 2024. As of December 31, 2022, the outstanding principal owed to Yellow Core is $3,200.

Petra World, LLC (“Petra World”) is a related party that is controlled and managed by Matthew Russell, a shareholder in AquiPor by way of Frontier Assets. Petra World made five loans to AquiPor in 2018 to support R&D efforts. These loans have totaled $103,250 and were made on various dates in July, August, September, and October 2018. These loans were set up to accrue interest at 3.5% annually and each have 7-year terms, maturing in various months in 2025, with interest-only payments beginning in 2023. As of December 31, 2022, the outstanding principal owed to Petra World is $79,047.

StartEngine has extended a $30,000 line of credit to AquiPor for marketing-related expenses in the past. $4,184 and $12,602 are outstanding notes payable as of the years ending December 31, 2022 and 2021, respectively. Zero interest is accrued and the outstanding amount due is expected to be repaid in the second quarter of AquiPor’s calendar year.

NOTE 8 - EQUITY:

Various investors have contributed capital, services, and converted debt in the amount of $3,835,826 in exchange for 16,821,534 shares of common stock in the Company between January 1, 2016 and December 31, 2022. The Company’s common shares possess the rights and privileges commonly extended with this type of equity security. The total dollar value received

NOTE 8 – EQUITY (Continued):

is reported net of fees and costs associated with raising the funds. The gross funds received amount to $801,388 and $776,612, presented net of fees of $54,742 and $64,726, for the years ending December 31, 2022 and 2021, respectively. In the year ending December 31, 2021, the Company received cash in the amount of $6,374 from shareholders for shares distributed in the year ending December 31, 2020.

The Company has set aside a stock warrant pool of 1,500,000 options. Stock warrant activity, weighted average exercise price, and weighted average remaining term for the years ending December 31, 2022 and 2021 are as follows:

	2022		2021	
	Shares	Weighted Avg.	Shares	Weighted Avg.
Outstanding at beginning of year	1,610,319	$ 0.22	1,610,319	$ 0.22
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding at end of year	1,610,319	$ 0.22	1,610,319	$ 0.22
Weighted avg. remaining term		3.72		2.72

For the year ending December 31, 2016, 632,500 stock warrants were granted to the Company's two officers (345,000 and 287,500 warrants to Greg Johnson and Kevin Kunz, respectively), vesting every 6 months through January 20, 2018. These warrants have an exercise price and original FMV of $.22 per share. These warrants expire on January 20, 2026.

For the year ending December 31, 2019, the Company issued an additional 550,000 stock warrants to two officers (400,000 and 150,000 to Greg Johnson and Kevin Kunz, respectively) and 16,000 warrants to multiple investors. The 550,000 employee stock warrants fully vested on May 1, 2019 with an exercise and original FMV price of $.01 and $.50 per share, respectively. These warrants expire on May 1, 2024. The investor stock warrants vested on December 1, 2019 with an exercise and original FMV price of $.50 per share. These warrants expire on December 1, 2024.

For the year ending December 31, 2020, the Company issued an additional 411,819 stock warrants to non-employee contractors and consultants. The 411,819 stock warrants were fully vested as of March 3, 2020 with an exercise and original FMV price of $.50 per share. These warrants expire on March 3, 2030.

These stock warrants are valued using the Black-Scholes Pricing Model, which utilizes several variables, including the risk-free interest rate of 4% and the exercise price, fair market price, and time to maturity disclosed above, in the attempt to accurately value options. As a result of these calculations, the issued warrants have an aggregate intrinsic value of $628,912, which was

NOTE 8 – EQUITY (Continued):

entirely expensed as stock compensation ratably over the related vesting periods. All stock warrants have fully vested in prior periods, and no outstanding stock warrants have been exercised as of December 31, 2022.

NOTE 9 - PRIOR YEAR RESTATEMENT:

The Company's previously issued financial statements for the year ending December 31, 2021 have been restated to correct for an error related to the Company's equity financing in the year ending December 31, 2020. An escrow account in the amount of $60,059 has been recorded for the year ending December 31, 2021, as well as an increase to beginning of year Additional paid in capital - Common stock in the amount of $137,397. The difference of $77,338 is due to unrecognized marketing fees related to AquiPor's 2020 equity crowdfund through StartEngine, and beginning of year retained earnings, for the year ending December 31, 2021, were decreased accordingly in the amount of these marketing fees.

The following table summarizes the restated financial statement account balances for the year ending December 31, 2021:

	Original	Adjustment	Restated
Cash and cash equivalents - Restricted	$ 36,702	$ 60,059	$ 96,761
Additional paid-in capital - Common stock	2,935,287	137,397	3,072,684
Retaining earnings (deficit)	(3,183,539)	(77,338)	(3,260,877)

NOTE 10 - SUBSEQUENT EVENTS:

Management has evaluated events from January 1 through April 20, 2023 (the date the financial statements were available to be issued).

In January 2023, the Company sold 4,461 shares of common stock in exchange for $11,377 through its equity raise organized and initiated by StartEngine in the year ending December 31, 2021.

The Company expects to open a new Regulation Crowdfund offering as early as April 2023 through StartEngine.

The Company filed a Notice of Exempt Offering of Securities (Form D) with the Securities and Exchange Commission in September 2022. AquiPor expects to begin raising additional equity funds through this 506(c) Equity Offering as early as April 2023.

CERTIFICATION

I, Greg Johnson, Principal Executive Officer of AquiPor Technologies, Inc., hereby certify that the financial statements of AquiPor Technologies, Inc. included in this Report are true and complete in all material respects.

Greg Johnson

CEO and President